Exhibit 99.1

Bona Reports Third Quarter 2011 Financial Results

Achieves non-GAAP net income(1)of US$8.1 million, exceeding third quarter 2011 guidance

Achieves gross margin of 57.5% in the third quarter of 2011

BEIJING, November 14, 2011 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Financial Highlights

•                  Third quarter 2011 net revenue was US$37.5 million, an increase of 83.1% year-over-year from US$20.5 million in the corresponding period of 2010

•                  Third quarter 2011 gross margin was 57.5%, compared to 52.2% in the corresponding period of 2010

•                  Third quarter 2011 operating income was US$8.2 million, an increase of 50.0% from US$5.5 million in the corresponding period of 2010

•                  Third quarter 2011 net income was US$7.5 million, an increase of 52.9% from US$4.9 million in the corresponding period of 2010

•                  Third quarter 2011 non-GAAP net income was US$8.1 million, an increase of 26.7% from US$6.4 million in the corresponding period of 2010

“We experienced strong revenue and gross profit growth in the third quarter driven primarily by the success of newly released films and a solid contribution from our movie theater business,” said Bona Founder, Chairman and Chief Executive Officer Yu Dong. “Our vertically-integrated business model with a focus on distribution has given us a healthy mix of revenue from film distribution, investment, production and exhibition. In the third quarter, our film Overheard II exceeded our box office expectations and is the second most successful domestic film so far this year based on box office receipts. We are pleased with the development of our movie theater business as we signed six new cinema projects in the third quarter. Currently, we have a total of 12 cinemas under construction and are on track to meet our expansion goal of operating 30 to 40 new theaters in prime locations across China by 2014.”

Mr. Yu added, “Although still a small portion of our total revenues, we are witnessing encouraging demand trends in the areas of Internet and digital distribution and TV serials. Looking at our future distribution slate, we plan to release our highly-anticipated domestic blockbuster Flying Swords of Dragon Gate, starring Jet Li, in December, which we believe will be a strong revenue driver for our business.”

Third Quarter 2011 Financial Results

Net Revenue

	3Q11	3Q10	Y-o-Y%
Net Revenue (US$mm)	37.5	20.5	83.1%

(1)  As used in this press release, non-GAAP net income (loss) and non-GAAP net income (loss) attributable to Bona Film Group Limited per ADS exclude share-based compensation expenses and changes in fair value of derivatives. See “Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Measures” at the end of this press release.

The year-over-year net revenue increase in the third quarter 2011 was primarily due to several factors:

•                  Box office distribution revenue from newly released films, especially the success of Overheard II, which was released on August 18, 2011

•                  Healthy movie theater revenue as the movie theater business, which Bona first acquired in 2010 and then expanded with the acquisition of Bona Starlight in July 2011, continues to develop

•                  Revenue of US$2.7 million resulting from the sale of domestic broadcasting rights to online video service providers

Segment Net Revenue

	Distribution	Investment & Production	Movie Theater	Talent Agency	Intersegment Elimination	Consolidated
Net Revenue from External Customers (US$mm)	28.6	0.1	8.5	0.3	—	37.5
Intersegment Revenue (US$mm)	0.6	14.9	—	—	(15.5)	—
Total Net Revenue (US$mm)	29.2	15.0	8.5	0.3	(15.5)	37.5

Gross Profit and Gross Margin

	3Q11	3Q10	Y-o-Y%
Gross Profit (US$mm)	21.6	10.7	101.8%
Gross Margin	57.5%	52.2%	—

The year-over-year gross profit increase in the third quarter 2011 was primarily due to:

•      Successful releases of new films, especially the nationwide success of Overheard II

•      Stronger movie theater business revenue

Segment Profit(2) and Segment Margin

	Distribution	Investment & Production	Movie Theater	Talent Agency	Consolidated
Segment Profit (US$mm)	12.2	4.4	5.0	0.2	21.8
As % of Total Segment Profit	55.8%	20.1%	23.0%	1.1%	100%
Segment Margin	41.7%	29.1%	58.6%	74.5%	58.0%

Operating Income and Operating Margin

	3Q11	3Q10	Y-o-Y%
Operating Expenses (US$mm)	13.4	5.3	151.9%
Operating Income (US$mm)	8.2	5.5	50.0%
Operating Margin	21.9%	26.7%	—

(2)  Segment profit is gross profit less film participation expense by segments for the periods indicated.

The year-over-year increase in operating expenses in the third quarter 2011 was primarily due to:

•                  An increase in sales and marketing expense for the promotion of the Company’s newly released films

•                  An increase in general and administrative expense resulting from the expansion of Bona’s business, especially to the expansion of the movie theater business

•                  An increase in professional fees associated with being a US publicly listed company

Net Income and Net Income Attributable to Bona Film Group Limited per ADS(3)

	3Q11	3Q10
Net Income (US$mm)	7.5	4.9
Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.13	0.09

	3Q11	3Q10
Non-GAAP Net Income (US$mm)	8.1	6.4
Non-GAAP Net Income Attributable to Bona Film Group Limited per ADS (US$)	0.14	0.13

Excluding share-based compensation and changes in the fair value of derivatives, the Company’s non-GAAP net income for the third quarter 2011 was US$8.1 million, an increase of 26.7% year-over-year from US$6.4 million in the corresponding period of 2010.

Cash and Cash Flow

As of September 30, 2011, Bona had cash and cash equivalents, term deposits and restricted cash totaling US$22.1 million. Operating cash flow for the third quarter of 2011 was a net inflow of approximately US$4.7 million, mainly attributable to the collection of box office receipts generated from films released in the past two quarters.

Recent Developments

On October 31, 2011 Bona announced that the Company and Huayi Brothers Media Corporation (“Huayi”) will acquire strategic stakes in China Lion Film Distribution (“China Lion”). Bona and Huayi will each acquire up to 20% of China Lion. The deal will add U.S. and Canadian distribution to the two companies’ diverse public portfolios, and create a major distribution bridge between the United States and China.

Business Outlook

Based on current market and operating conditions, the Company estimates non-GAAP net income for the fourth quarter 2011 to be in the range of US$5.8 million to US$6.2 million, and non-GAAP net income for the full year 2011 to be approximately US$18.0 million after consolidating the results of operation of Bona Starlight since July 2011.

(3)  “ADS” is American depositary share. Each two ADSs represent one ordinary share.

Third Quarter 2011 Conference Call Details

Bona management will hold its earnings conference call at 8:00 p.m. Eastern Time on Monday, November 14, 2011 (9:00 a.m. Beijing/Hong Kong Time on Tuesday, November 15, 2011). Management will discuss results and highlights of the quarter as well as answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free: +1-855-500-8701

Hong Kong Toll Free: 800-903-737

China, Domestic: 400-120-0654

International: +65-6723-9385

The conference ID # is 22141780

A live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates eleven movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Non-GAAP Financial Measures

To supplement Bona’s consolidated financial results presented in accordance with GAAP, Bona uses the following measures defined as non-GAAP financial measures by the SEC: non-GAAP net income and non-GAAP net income attributable to Bona Film Group Limited per ADS, which exclude share-based compensation expenses, and changes in fair value of derivatives. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, as a substitute for, or to be superior to the financial information prepared and presented in accordance with GAAP. In addition, Bona’s definition of non-GAAP net income may be different from the definitions used by other companies, and therefore comparability may be limited.

Bona believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The table appears at the end of this press release has more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

Unaudited Condensed Consolidated Statements of Operations

(In U.S. dollars, except share data)

	Three-month ended Sep 30,		Nine-month ended Sep 30,
	2011	2010	2011	2010

Net revenue	37,509,904	20,482,158	73,511,750	34,984,968
Cost of revenue	15,938,833	9,791,784	34,724,215	17,300,682
Gross profit	21,571,071	10,690,374	38,787,535	17,684,286

Film participation expense	(188,766)	254,864	55,123	739,222
Sales and marketing	5,543,052	2,109,743	10,036,695	4,918,384
General and administrative	7,998,597	2,936,781	19,558,691	6,114,352
Total operating expenses	13,352,883	5,301,388	29,650,509	11,771,958

Government Subsidy	—	88,147	220,559	88,147

Operating income	8,218,188	5,477,133	9,357,585	6,000,475

Interest income	73,368	864,096	178,377	867,010
Interest expense	(52,334)	(115,956)	(294,397)	(321,900)
Exchange gain	229,186	46,351	598,146	24,522
Gain on extinguishment of liability	—	—	—	488,799
Other income	71,429	36,854	418,802	183,555
Changes in fair value of derivatives	—	(1,345,000)	—	(14,528,000)

Income (loss) before income tax provision, and equity in earnings of affiliated companies, net of income taxes	8,539,837	4,963,478	10,258,513	(7,285,539)

Provision for income taxes	1,077,455	62,735	1,412,597	92,037

Income (loss) before equity in earnings of affiliated companies, net of income taxes	7,462,382	4,900,743	8,845,916	(7,377,576)

Equity in earnings of affiliated companies, net of income taxes	36,879	3,175	10,540	9,263

Net income (loss)	7,499,261	4,903,918	8,856,456	(7,368,313)

Less: Net income (loss) attributable to the noncontrolling interests	31,797	(121,401)	60,452	(107,655)

Net income (loss) attributable to Bona Film Group Limited	7,467,464	5,025,319	8,796,004	(7,260,658)

Net income (loss) attributable to Bona Film Group Limited per ADS
Basic	0.13	0.09	0.15	(0.38)
Diluted	0.13	0.09	0.15	(0.38)

Weighted average shares used in calculating net income per ordinary share
Basic	29,352,631	13,939,048	29,350,578	11,555,326
Diluted	29,727,131	14,000,220	29,869,009	11,555,326

Unaudited Condensed Consolidated Balance Sheets

(In U.S. dollars, except share data)

	Dec 31,	Sep 30,
	2010	2011

Cash and cash equivalents	84,247,984	11,855,114
Term deposits	—	5,999,975
Restricted cash	—	4,246,291
Accounts receivable, net of allowance for doubtful accounts	15,225,792	32,597,611
Prepaid expenses and other current assets	15,659,415	27,133,610
Amount due from related parties	2,815,147	1,170,437
Current deferred tax assets	7,885	8,028
Inventory	96,639	258,188
Total current assets	118,052,862	83,269,254

Distribution rights	2,265,601	1,746,058
Production costs	64,815,878	90,834,799
Prepaid film costs	484,848	6,326,352
Property and equipment, net	14,498,304	37,821,471
Acquired intangible assets	2,293,744	4,306,491
Non-current deferred tax assets	6,732	345,301
Cost method investment	30,303	31,358
Investment in equity affiliates	231,854	109,102
Goodwill	28,536,410	47,154,357
Total assets	231,216,536	271,944,543

Accounts payable	9,533,672	19,424,420
Accrued expenses and other current liabilities	19,577,066	41,618,910
Amounts due to related parties	1,587,121	2,784,843
Income taxes payable	377,019	1,764,477
Bank borrowing	22,012,560	9,474,718
Other borrowing	1,445,150	174,831
Current film participation liabilities	10,209,351	15,918,423
Total current liabilities	64,741,939	91,160,622

Bank borrowing	—	4,713,226
Deferred income	—	1,128,104
Non-current film participation liabilities	6,306,818	—
Deferred tax liability	95,613	486,516
Total liabilities	71,144,370	97,488,468

Ordinary shares (par value of US$0.0005 per share, 85,000,000 shares authorized, 29,349,481 and 30,402,346 shares issued and outstanding as at December 31, 2010 and September 30, 2011)	14,675	14,681
Additional paid-in capital	165,975,336	168,898,161
Statutory reserves	1,975,715	1,975,715
Accumulated deficit	(12,030,124)	(3,234,120)
Accumulated other comprehensive income	2,034,154	4,269,830
Total Bona Film Group Limited’s equity	157,969,756	171,924,267

Noncontrolling interests	2,102,410	2,531,808
Total equity	160,072,166	174,456,075

Total liabilities and equity	231,216,536	271,944,543

Reconciliation of Non-GAAP Measures

	Three-month ended Sep 30,		Nine-month ended Sep 30,
	2011	2010	2011	2010

Net income (loss)	7,499,261	4,903,918	8,856,456	(7,368,313)

Share-based compensation	606,583	147,398	3,205,755	226,688
Changes in fair value of derivatives	—	1,345,000	—	14,528,000

Non-GAAP Net income	8,105,844	6,396,316	12,062,211	7,386,375

For investor and media inquiries please contact:

In China:

Ms. Wang Lei

Bona Film Group Limited

Tel: +86-10-5928-3663-264

Email: ir@bonafilm.cn

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

Email: bona@ogilvy.com

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: bona@ogilvy.com